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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2003

TVX GOLD INC.

(Translation of registrant’s name into English)

Suite 1200, 220 Bay Street

Toronto, Ontario M5J 2W4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Index on Page 2 of 5.

Items Furnished Under Cover of Form 6-K
MATERIAL CHANGE REPORT
SIGNATURES

INDEX

Items Furnished Under Cover of Form 6-K

MATERIAL CHANGE REPORT

Subsection 75(2) of the Securities Act (Ontario)

and equivalent sections in the securities acts of each of the other provinces of Canada

1.	Reporting Issuer

TVX Gold Inc.
220 Bay Street, Suite 1200
Toronto, Ontario
M5J 2W4

2.	Date of Material Change

January 9, 2003

3.	Publication of Material Change

Press Release issued at Toronto, Ontario, on January 9, 2003

4.	Summary of Material Change

TVX Gold Inc. (“TVX”) announced on January 9, 2003 that TVX Hellas A.E. (“TVX Hellas”), TVX’s Greek subsidiary operating the Stratoni base metal facilities, received notice from the Greek Ministry of Development instructing that mining in selected areas be interrupted until the Greek Government completes certain actions specified by the Greek Conseil d’Etat in its recent decision relating to this matter. As a result, TVX Hellas has declared force majeure at its Stratoni base metal operation in Greece.

5.	Full Description of Material Change

TVX announced on January 9, 2003 that TVX Hellas, TVX’s Greek subsidiary operating the Stratoni base metal facilities, received notice from the Greek Ministry of Development instructing that mining in selected areas be interrupted until the Greek Government obtains a joint ministerial decision signed by five relevant ministries and re-approves previously issued permits. As a result, TVX Hellas has declared force majeure at its Stratoni base metal operation in Greece and ceased mining operations.

In December 2002, the Greek Conseil d’Etat ruled that no new environmental impact study (“EIS”) was required to support the permits issued by the Greek Government allowing for the expansion of the Mavres Petres mine at Stratoni. However, the Conseil d’Etat also held that the Greek Government had improperly issued the permits because the Ministry of Development had not obtained a joint ministerial decision signed by five relevant ministries waiving the requirement for a new EIS prior to issuing the permits.

While the Greek Government has undertaken to obtain the necessary joint ministerial decision as soon as possible and has confirmed its full support of the mining operations, TVX Hellas has declared force majeure with respect to mining activities until the Greek Government re-approves the permits.

Based on assurances from the Greek Government, TVX continues to anticipate that the re-approval of the permits will be issued by the end of January 2003, at which time mining operations at Stratoni may resume.

In the event that TVX is unable to resume mining operations at Stratoni, as a result of the failure to obtain re-approval of the permits or otherwise, TVX will not continue to generate revenue from Stratoni. Further, in the event of a long-term or permanent suspension of mining operations at Stratoni, it is unlikely that TVX would continue to report the mineralization as reserves.

6.	Reliance on Subsection 75(3) of the Securities Act (Ontario) and similar provisions of applicable securities laws

Not applicable.

7.	Omitted Information

Not applicable.

8.	Senior Officer

For further information contact R. Gregory Laing, General Counsel, Vice President and Corporate Secretary of TVX Gold Inc., (416) 941-0141 or glaing@tvxgold.com.

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario this 14th day of January, 2003.

TVX GOLD INC.

Per:	“R. Gregory Laing”

R. Gregory Laing
General Counsel, Vice President and Corporate Secretary

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TVX GOLD INC.

Dated: January 15, 2003	By:	R. GREGORY LAING

R. Gregory Laing
General Counsel, Vice President
and Corporate Secretary

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